Form 12b25

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING


(Check One):   [X] Form 10-K    [_] Form 11-K    [_] Form 20-F    [_] Form 10-Q
               [_] Form N-SAR

          For Period Ended:  December 28, 2002
                             ------------------

     [_]  Transition Report on Form 10-K

     [_]  Transition Report on Form 20-F

     [_]  Transition Report on Form 11-K

     [_]  Transition Report on Form 10-Q

     [_]  Transition Report on Form N-SAR

          For the Transition Period Ended:____________________________________

     Read Instruction  (on back page) Before  Preparing  Form.  Please Print or
Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________



                                     PART I
                             REGISTRANT INFORMATION



Full name of registrant             Footstar, Inc.
                                    --------------
Former name if applicable

________________________________________________________________________________

Address of principal executive office (Street and Number)

                                    One Crosfield Avenue
                                    ---------------------

City, state and zip code            West Nyack, New York  10994
                                    ---------------------------



                                    PART II
                             RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[_]  |    (a)  The reasons  described in  reasonable  detail in Part III of this
     |         form  could  not be  eliminated  without  unreasonable  effort or
     |         expense;
     |
     |    (b)  The subject annual report,  semi-annual report, transition report
     |         on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion
[_]  |         thereof will be filed on or before the fifteenth calendar day
     |         following the prescribed due date; or the subject quarterly
     |         report or transition report on Form 10-Q, or portion thereof will
     |         be filed on or before the fifth calendar day following the
     |         prescribed due date; and
     |
[_]  |    (c)  The  accountant's  statement  or other  exhibit  required by Rule
     |         12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

     State below in  reasonable  detail the reasons  why Form 10-K,  11-K,  20-F
10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

         Footstar, Inc. (the "Company") announced today that it expects to file its Annual Report on Form 10-K for the fiscal year ended December 28, 2002 by April 30, 2003, by which time it expects to complete the restatements associated with the Company's previously announced investigation into accounting discrepancies identified by Footstar management. Since November 2002, Footstar and its advisors have been investigating discrepancies in its prior financial statements. Footstar believes it has identified all of the financial discrepancies in its prior accounts and the restated financial statements are now under review by the Company's external auditors, KPMG LLP. The Company will file its Form 10-K and Form 10-Q as soon as practicable.


                                     PART IV
                                    NARRATIVE


(1) Name and telephone number of person to contact in regard to this notification:

                      Maureen Richards              (845)         727-6500
     ---------------------------------------------------------------------------
                       (Name)                     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [_] Yes  [X] No


         As announced by the Company on November 13, 2002, in the course of a management review of the account reconciliation processes at its Shared Services Center in Dallas, the Company discovered discrepancies in the reporting of its accounts payable balances. The Company launched an internal investigation and retained outside counsel to assist in the matter. Because the investigation is continuing, the Company did not file its Quarterly Report on Form 10-Q on November 12, 2002, when it was otherwise due. The Company will file its Form 10-Q as soon as practicable.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [_] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Please refer to the Company's press release dated March 28, 2003, attached hereto.


                                 Footstar, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                        FOOTSTAR, INC.

Date: March 28, 2003             By:   MAUREEN RICHARDS
    -------------------            ---------------------------------------------
                                       Maureen Richards,
                                       Senior Vice President, General Counsel
                                       and Corporate Secretary

                                 Exhibit Index
                                 -------------


Exhibit No.               Exhibit
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99.1                       Press release of Footstar, Inc. dated March 28, 2003.